Exhibit 99.1

Oriental Culture Holding LTD.

May 27, 2025

Dear Stockholder:

You are cordially invited to attend the 2025 Extraordinary General Meeting (the “Extraordinary Meeting”) of Stockholders of Oriental Culture Holding LTD. (the “Company”) to be held at 4F, Building 30, Phase 1, Jiangsu Software Park, Xuanwu District, Nanjing City, Jiangsu Province, China, on June 27, 2025, at 10:00 a.m. local time.

Information regarding the matter to be voted on at the Extraordinary Meeting is contained in the attached Proxy Statement and Notice of Extraordinary General Meeting of Stockholders. We urge you to read the proxy statement carefully.

The notice, proxy statement and proxy card are expected to be sent or made available on or about May 30, 2025, to the stockholders of the Company entitled to vote at the Extraordinary Meeting.

Because it is important that your shares be voted at the Extraordinary Meeting, we urge you to complete, date and sign the enclosed proxy card and return it as promptly as possible in the accompanying envelope, whether or not you plan to attend in person. Even after returning your proxy, if you are a stockholder of record and do attend the meeting and wish to vote your shares in person, you still may do so.

Sincerely,

/s/ Yi Shao
Yi Shao
Chief Executive Officer and Director

Oriental Culture Holding LTD.

NOTICE OF Extraordinary GENERAL MEETING OF STOCKHOLDERS

To Be Held June 27, 2025

TO THE STOCKHOLDERS OF Oriental Culture Holding LTD.:

NOTICE HEREBY IS GIVEN that the 2025 Extraordinary General Meeting of Stockholders (the “Extraordinary Meeting”) of Oriental Culture Holding LTD. (the “Company”) will be held at 4F, Building 30, Phase 1, Jiangsu Software Park, Xuanwu District, Nanjing City, Jiangsu Province, China, on June 27, 2025, at 10:00 a.m. local time, to consider and act upon the following:

ORDINARY RESOLUTION

1.	THAT: 12,000,000 preferred shares of par value US$0.00005 be designated and issued to Mr. Aimin Kong, the Chief Operating Officer of the Company or the company under his control, as “Preferred Shares” such that the holder of a Preferred Share shall have 15 votes for every Preferred Share of which he is the holder, subject to the Certificate of Designation and certain vesting and earn-out terms in his Employment Agreement (the ” Preferred Share Issue” and together with the Certificate of Designation and Employment Agreement, the ” Preferred Share Transaction”).

The foregoing items of business are more fully described in the proxy statement accompanying this Notice. To better understand the proposal to be submitted for a vote at the Extraordinary Meeting, including the Preferred Share Transaction, you should read this entire document carefully, including the Certificate of Designation attached as Annex A and the Employment Agreement incorporated by reference as Exhibit 1 to this proxy statement. We are not aware of any other business to come before the Extraordinary Meeting.

Stockholders of record at the close of business on May 22, 2025 are entitled to receive notice of and to vote at the Extraordinary Meeting and any adjournments thereof. A complete list of these stockholders will be open for the examination of any stockholder of record at the Company’s office located at 4F, Building 30, Phase 1, Jiangsu Software Park, Xuanwu District, Nanjing City, Jiangsu Province, China for a period of ten days prior to the Extraordinary Meeting. The list will also be available for the examination of any stockholder of record present at the Extraordinary Meeting. The Extraordinary Meeting may be adjourned or postponed from time to time without notice other than by announcement at the meeting.

All stockholders must present a form of personal photo identification in order to be admitted to the Extraordinary Meeting. In addition, if your shares are held in the name of your broker, bank or other nominee and you wish to attend the Extraordinary Meeting, you must bring an account statement or letter from the broker, bank or other nominee indicating that you were the owner of the ordinary shares on May 22, 2025.

By Order of the Board of Directors	/s/ Yi Shao
Yi Shao
Chief Executive Officer and Director

May 27, 2025

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS TO BE HELD ON JUNE 27, 2025:

WHETHER OR NOT YOU PLAN TO ATTEND OUR EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS, YOUR VOTE IS IMPORTANT. PLEASE FOLLOW THE INSTRUCTIONS IN THE PROXY MATERIALS TO VOTE YOUR PROXY VIA THE INTERNET OR BY EMAIL OR REQUEST AND PROMPTLY COMPLETE, EXECUTE AND RETURN THE PROXY CARD BY FOLLOWING THE INSTRUCTIONS ON THE PROXY CARD. IF YOU ATTEND OUR EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON IF YOU SO DESIRE.

This Notice and Proxy Statement are available online at https://ts.vstocktransfer.com/irhlogin/ORIENTALCULTURE and please find them under the “Documents & Forms” tab.

ANNEXES

Annex A	Certificate of Designation of 12,000,000 Preferred Shares

EXHIBITS

Exhibit 1	Employment Agreement by and between the Company and Aimin Kong dated January 27, 2025, incorporated by reference to Exhibit 4.37 of the Form 20-F filed on May 15, 2025.

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Oriental Culture Holding LTD.

PROXY STATEMENT

FOR THE EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

To Be Held June 27, 2025

PROXY STATEMENT

This Proxy Statement and the accompanying proxy are being furnished with respect to the solicitation of proxies by the Board of Directors (the “Board”) of Oriental Culture Holding LTD, a Cayman Islands exempted company with limited liability (the “Company,” “we,” “us” or “our”), for the Extraordinary General Meeting of Stockholders (the “Extraordinary Meeting”). The Extraordinary Meeting is to be held at 10:00 a.m., local time, on June 27, 2025, and at any adjournment or adjournments thereof, at 4F, Building 30, Phase 1, Jiangsu Software Park, Xuanwu District, Nanjing City, Jiangsu Province, China.

This Proxy Statement and the accompanying form of proxy card and notice are expected to be sent or made available on or about May 30, 2025, to the stockholders of the Company entitled to vote at the Extraordinary Meeting.

GENERAL INFORMATION

Purpose of the Extraordinary Meeting

The purposes of the Extraordinary Meeting are to seek stockholders’ approval of the following resolutions:

ORDINARY RESOLUTION

(1)	THAT: 12,000,000 preferred shares of par value US$0.00005 be designated and issued to Mr. Aimin Kong, the Chief Operating Officer of the Company or the company under his control, as “Preferred Shares” such that the holder of a Preferred Share shall have 15 votes for every Preferred Share of which he is the holder, subject to Certificate of Designation and certain vesting and earn-out terms in his Employment Agreement (the “Preferred Share Issue” and together with the Certificate of Designation and the Employment Agreement, the ” Preferred Share Transaction”) (the “Proposal”).

The Board recommends a vote FOR the resolutions.

Will there be any other items of business on the agenda?

The Board is not aware of any other matters that will be presented for consideration at the Extraordinary Meeting. Nonetheless, in case there is an unforeseen need, the accompanying proxy gives discretionary authority to the persons named on the proxy with respect to any other matters that might be brought before the Extraordinary Meeting or at any postponement or adjournment of the Extraordinary Meeting. Those persons intend to vote that proxy in accordance with their judgment.

Who is entitled to vote at the Extraordinary Meeting?

Only stockholders of record of our Ordinary Shares at the close of business on May 22, 2025 (the “Record Date”) are entitled to notice and to vote at the Extraordinary Meeting and any adjournment or postponement thereof. On the Record Date, no preferred shares were issued and outstanding.

Each fully paid ordinary share is entitled to one vote on each matter properly brought before the Extraordinary Meeting. The enclosed proxy card or voting instruction card shows the number of shares you are entitled to vote at the Extraordinary Meeting.

Shareholder of Record: Shares Registered in Your Name

If on the Record Date your shares were registered directly in your name with the Company, then you are a shareholder of record. As a shareholder of record, you may vote in person at the Extraordinary Meeting or vote by proxy. Whether or not you plan to attend the Extraordinary Meeting, to ensure your vote is counted, we encourage you to vote either by Internet or by filling out and returning the enclosed proxy card.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank

If on the Record Date your shares were held in an account at a brokerage firm, bank, dealer, or other similar organization, then you are the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered the shareholder of record for purposes of voting at the Extraordinary Meeting. As the beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. Your broker will not be able to vote your shares unless your broker receives specific voting instructions from you. We strongly encourage you to vote.

What constitutes a quorum and how will votes be counted?

The Extraordinary Meeting will be held if at least one or more stockholders entitled to vote and representing not less than one-third (1/3) of the votes attached to all the voting shares of the Company then in issue are present, either in person or by proxy. Abstentions will be counted as entitled to vote for purposes of determining a quorum. Broker non-votes and abstentions will not be taken into account in determining the outcome of the proposal. In the event that there are not sufficient votes for a quorum, the Extraordinary Meeting may be adjourned or postponed in order to permit the further solicitation of proxies.

Votes Required

How many votes are required to approve a proposal?

Assuming a quorum as referenced above is reached:

Proposal will be approved if passed by a simple majority of the votes cast by the shareholders entitled to vote at the Extraordinary Meeting, in person or by proxy.

Only shares that are voted are taken into account in determining the proportion of votes cast for the proposals. Any shares not voted (whether by abstention, broker non-vote or otherwise) will not impact any of the votes.

How do I vote?

Your shares may only be voted at the Extraordinary Meeting if you are entitled to vote and present in person or are represented by proxy. Whether or not you plan to attend the Extraordinary Meeting, we encourage you to vote by proxy to ensure that your shares will be represented.

You may vote using any of the following methods:

●	By Internet. You may vote by using the Internet in accordance with the instructions included in the proxy card. The Internet voting procedures are designed to authenticate stockholders’ identities, to allow stockholders to vote their shares and to confirm that their instructions have been properly recorded.

●	By Mail. Stockholders of record as of the Record Date may submit proxies by completing, signing and dating their proxy cards and mailing them in the accompanying pre-addressed envelopes. If you return your signed proxy but do not indicate your voting preferences, your shares will be voted on your behalf “FOR” the Proposal. Stockholders who hold shares beneficially in street name may provide voting instructions by mail by completing, signing and dating the voting instruction forms provided by their brokers, banks or other nominees and mailing them in the accompanying pre-addressed envelopes.

●	By Fax. You may vote by proxy by marking the enclosed proxy card, dating and signing it, and faxing it according to the fax number provided on the enclosed proxy.

●	In person at the Extraordinary Meeting. Shares held in your name as the shareholder of record may be voted in person at the Extraordinary Meeting or at any postponement or adjournment of the Extraordinary Meeting. Shares held beneficially in street name may be voted in person only if you obtain a legal proxy from the broker, bank or nominee that holds your shares giving you the right to vote the shares. Even if you plan to attend the Extraordinary Meeting, we recommend that you also submit your proxy or voting instructions by mail or Internet so that your vote will be counted if you later decide not to attend the Extraordinary Meeting.

Revoking Your Proxy

Even if you execute a proxy, you retain the right to revoke it and to change your vote by notifying us at any time before your proxy is voted. Mere attendance at the meeting will not revoke a proxy. Such revocation may be effected by following the instructions for voting on your proxy card or vote instruction form. Unless so revoked, the shares represented by proxies, if received in time, will be voted in accordance with the directions given therein. However, if you are shareholder of record, delivery of a proxy would not preclude you from attending and voting in person at the meeting convened and in such event, the instrument appointing a proxy shall be deemed to be revoked.

If the Extraordinary Meeting is postponed or adjourned for any reason, at any subsequent reconvening of the Extraordinary Meeting, all proxies will be voted in the same manner as the proxies would have been voted at the original convening of the Extraordinary Meeting (except for any proxies that have at that time effectively been revoked or withdrawn), even if the proxies had been effectively voted on the same or any other matter at a previous Extraordinary Meeting that was postponed or adjourned.

Proxy Solicitation Costs

We will bear the entire cost of this solicitation of proxies, including the preparation, assembly, printing, and mailing of the proxy materials that we may provide to our stockholders. Copies of solicitation material will be provided to brokerage firms, fiduciaries and custodians holding shares in their names that are beneficially owned by others so that they may forward the solicitation material to such beneficial owners. We may solicit proxies by mail, and the officers and employees of the Company, who will receive no extra compensation therefore, may solicit proxies personally or by telephone. The Company will reimburse brokerage houses and other nominees for their expenses incurred in sending proxies and proxy materials to the beneficial owners of shares held by them.

THE PROPOSAL

Preferred Share transaction

On January 23, 2025, the Board held a meeting and approved the appointment of Mr. Aimin Kong as the Chief Operating Officer of the Company. At the Board meeting, the Board also designated and granted 12,000,000 preferred shares of the Company, par value US$0.00005, to Mr. Aimin Kong or the company under his control, as “Preferred Shares” such that the holder of a Preferred Share shall have 15 votes for every Preferred Share of which he is the holder. On May 19, 2025, the Board approved and ratified the Certificate of Designation in respect of the Preferred Shares (the “Certificate of Designation”) attached hereto as Annex A and Employment Agreement by and between Mr. Kong and the Company dated January 27, 2025, which includes certain vesting and earn-out terms of the 12,000,000 Preferred Shares (the “Employment Agreement”) incorporated by reference as Exhibit 1. None of the Preferred Shares has been issued to Mr. Aimin Kong yet and the issuance of such Preferred Shares is subject to the shareholders’ approval according to the Employment Agreement.

Pursuant to the terms of the Employment Agreement, (i) the 12,000,000 Preferred Shares are divided into two parts of a grant of 4,000,000 Preferred Shares shall vest without earn out requirement and a grant of 8,000,000 Preferred Shares shall vest upon the fulfilment of the earn out terms; (ii) the expiration date of the grant is January 26, 2030; (iii) the Preferred Shares to be granted are divided into three parts of 4,000,000 Preferred Shares each. The first 4,000,000 shares shall vest on the date of the Employment Agreement and the second and third parts, totaling 8,000,000 shares, are subject to the following four vesting terms. When any one of the condition is met, the 4,000,000 Preferred Shares of the second part will be vested on such date and when any one of the remaining three condition is met again, the final 4,000,000 Preferred Shares corresponding to the third part will be vested on such date; (iv) the four vesting terms are (a) based on the annual revenues of the Company’s 2024 financial statements, when the annual revenue in 2025 reaches two times of the annual revenue in 2024, or when the annual revenue in any of the four years from 2026 to 2029 reaches to three times of the annual revenue of 2024, the grant shall vest in the first year that the above conditions are met; (b) based on the annual profit/loss in the financial statements of 2024, if the annual profit/loss in 2025 reduces the loss by US$1 million comparing to that of 2024, or if the annual profit/loss in 2026 reduces the loss by US$1.5 million comparing to that of 2024, or if in any of the three years between 2027 and 2029 that the Company turns into profitable, the grant shall vest in the first year in which the above conditions are met; (c) if the average of the total market capitalisation of the Company for 20 consecutive trading days for the first time reaches or exceeds two times of the closing total market capitalisation of the Company (total market capitalisation: US$20,797,661) as of January 23, 2025, the date on which the grant of Preferred Shares under the Employment Agreement was approved, the grant shall be made on such date when the conditions set out above are fulfilled; and (d) the average of the total market capitalisation of the Company for 20 consecutive trading days of the Company reaches or exceeds 3 times of the closing total market capitalisation (total market capitalisation: US$20,797,661) as of January 23, 2025, the date on which the grant of preferred shares under the Employment Agreement was approved, the grant shall be made on such date when the conditions set out above are fulfilled; and (v) the issuance of Preferred shares shall be subject to the approval of the shareholders at a general meeting of the Company.

Vote Required

Assuming that a quorum is present, the affirmative vote of a simple majority of the votes cast by the shareholders entitled to vote at the Extraordinary Meeting, in person or by proxy, is required to approve the Proposal.

Recommendation of the Board

THE BOARD RECOMMENDS THAT THE STOCKHOLDERS VOTE “FOR” THE PREFERRED SHARE TRANSACTION.

OTHER MATTERS

Our Board is not aware of any business to come before the Extraordinary Meeting other than those matters described above in this Proxy Statement. However, if any other matters should properly come before the Extraordinary Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons voting the proxies.

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is VStock Transfer, LLC. Its address is 18 Lafayette Place, Woodmere, New York 11598, and its telephone number is +1(212)828-8436.

Where You Can Find More Information

We file annual report and other documents with the SEC under the Exchange Act. Our SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

BY ORDER OF THE BOARD OF DIRECTORS

May 27, 2025	/s/ Yi Shao
Yi Shao
Chief Executive Officer and Director

Annex A

CERTIFICATE OF DESIGNATION OF

12,000,000 PREFERRED Shares

OF

Oriental Culture Holding LTD

Oriental Culture Holding LTD, a Cayman Islands exempted company (the “Company”), certifies that in accordance with the provisions of provisions of the Companies Act (As Revised) of the Cayman Islands (the “Companies Act”) and the amended and restated memorandum and articles of association of the Company (the “Articles”), the following resolution has been duly approved and adopted by the Board of Director of the Company (the “Board”) by unanimous written consent dated May 19, 2025 and by the shareholders of the Company at an extraordinary general meeting of the shareholders to be held on June [ ], 2025, which resolutions remain in full force and effect on the date hereof:

RESOLVED, that it is hereby designated, created, authorized and provided for the designation and issue of a series of Preferred Shares, par value US$0.00005 per share (the “Preferred Shares”), consisting of 12,000,000 shares, having the following voting powers, preferences and relative, participating, optional and other special rights, and qualifications, limitations and restrictions thereof as follows:

I.	Voting Right: At any general meeting, (i) on a show of hands every holder of the Preferred Shares present in person (or being a corporation, is present by a duly authorized representative), or by proxy shall have fifteen (15) votes for every fully paid Preferred Share for the general meetings of the Company and shall be included in the calculation of the quorum, and (ii) on a poll every holder of the Preferred Shares present in person or by proxy or, in the case of a holder being a corporation, by its duly authorized representative shall have fifteen (15) votes for every fully paid Preferred Share for the general meetings of the Company and shall be included in the calculation of the quorum; and

II.	Conversion Rights: Every two Preferred Share is convertible into one (1) ordinary share of the Company, par value $0.00025 (the “Ordinary Share”) at any time at the option of the holder thereof. The right to convert shall be exercisable by the holder of the Preferred Shares delivering a written notice to the Company that such holder elects to convert a specified number of Preferred Shares into Ordinary Shares. In no event shall Ordinary Shares be convertible into Preferred Shares; and

III.	Transfer: the Preferred Shares are transferable; and

IV.	Other rights: all other rights of the Preferred Shares will be the same as the Ordinary Shares of the Company.

IN WITNESS WHEREOF, the Company has caused this Certificate of Designation to be duly executed this ____ day of June, 2025.

Oriental Culture Holding LTD

By:
Yi Shao, Chief Executive Officer